Exhibit 16



June 18, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:


We have read Item 4 of Form 8-K dated June 11, 2004, of Cosi, Inc. and are in agreement with the statements contained in the first, third and fourth paragraphs and second sentence of the second paragraph on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the significant deficiencies in the design or operation of internal controls around the preparation of financial statements, included in the fifth paragraph on page two therein, we had considered the matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's 2003 financial statements.


                                          /s/ Ernst & Young LLP